                 UNITED STATES                      --------------------------
        SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
            WASHINGTON, D.C.  20549                 --------------------------
                                                    OMB NUMBER:      3235-0360
                 FORM N-17F-2                       EXPIRES:
                                                    ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar HOURS PER RESPONSE ...0.05
         Investments in the Custody of              --------------------------
        Management Investment Companies

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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 1. Investment Company Act File Number:                                                 Date examination completed:

 811-09100                                                                               December 31, 1998
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 2. State identification Number:
     ----------------------------------------------------------------------------------------------------------------------
      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
     ----------------------------------------------------------------------------------------------------------------------
      ID                   IL                  IN                   IA                  KS                    KY
     ----------------------------------------------------------------------------------------------------------------------
      LA                   ME                  MD                   MA                  MI                    MN
     ----------------------------------------------------------------------------------------------------------------------
      MS                   MO                  MT                   NE                  NV                    NH
     ----------------------------------------------------------------------------------------------------------------------
      NJ                   NM                  NY                   NC                  ND                    OH
     ----------------------------------------------------------------------------------------------------------------------
      OK                   OR                  PA                   RI                  SC                    SD
     ----------------------------------------------------------------------------------------------------------------------
      TN                   TX                  UT                   VT                  VA                    WA
     ----------------------------------------------------------------------------------------------------------------------
      WV                   WI                  WY                   PUERTO RICO
     ----------------------------------------------------------------------------------------------------------------------
      Other (specify):
     ----------------------------------------------------------------------------------------------------------------------

  3. Exact name of investment company as specified in registration statement:

       Dresdner RCM Global Small Cap Fund, Dresdner RCM Global
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       Health Care Fund, Dresdner RCM Biotechnology Fund
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  4. Address of principal executive office (number, street, city, state, zip code):

       Four Embarcadero Center, San Francisco, CA  94111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




                                                                SEC 2198 (11-91)

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Dresdner RCM Global Funds Incorporated:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Dresdner RCM Global Small Cap Fund's, the Dresdner RCM Global Health Care Fund's and the Dresdner RCM Biotechnology Fund's [three of the funds constituting the Dresdner RCM Global Funds, Inc. (the "Funds")] compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 1998. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and with respect to agreement of security purchases and sales, for the period from July 31, 1998 (the date of our last examination), through December 31, 1998:

- Count and inspection of all securities located in the vault, if any, of State Street Bank and Trust, in Quincy, Massachusetts, the Custodian;

- Confirmation of all securities held by Dresdner Bank AG and the Depository Trust Company in book entry form;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

-    Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dresdner RCM Global Small Cap Fund, the Dresdner RCM Global Health Care Fund and the Dresdner RCM Biotechnology Fund, were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors of the Dresdner RCM Global Funds, Inc., the managements of the Dresdner RCM Global Small Cap Fund, the Dresdner RCM Global Health Care Fund and the Dresdner RCM Biotechnology Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 16, 1999

                                                        March 16, 1999

PricewaterhouseCoopers LLP
160 Federal Street
Boston, Massachusetts 02110


  RE: MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Dresdner RCM Global Small Cap Fund, the Dresdner RCM Global Health Care Fund and the Dresdner RCM Biotechnology Fund (the Funds), are responsible for complying with the requirements of subsections
(b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 1998, and from July 31, 1998 through December 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, and from July 31, 1998, through
December 31, 1998, with respect to securities reflected in the investment account of the Fund.


Dresdner RCM Global Funds, Inc.


 /s/ Steven Wong
--------------------------------------------------------
 Steven Wong, Assistant Treasurer